Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 O: 212.999.5800 F: 212.999.5899

August 24, 2021

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Jason Drory

Ibolya Ignat

Irene Paik

Kevin Vaughn

Re:	Babylon Holdings Limited

Amendment No. 1 to Registration Statement on Form F-4

Filed August 9, 2021

File No. 333-257694

Ladies and Gentlemen:

On behalf of our client, Babylon Holdings Limited (the “Company”), we submit this letter in response to the comments contained in the letter dated August 18, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities Exchange Commission relating to the above referenced Amendment No. 1 to Registration Statement on Form F-4 as filed by the Company on August 9, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No.2”) marked in accordance with Regulation S-T Item 310. Given the current concerns about public health, we have not submitted paper copies of this letter or Amendment No. 2 to the Staff, but we are happy to provide upon your request.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4 filed on August 9, 2021

Cover Page

1. We note your revisions in response to prior comment 1. Please also disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company assuming exercise and conversion of all securities.

Response to Comment 1:

The Company has revised the disclosure on the prospectus cover and pages ix, 4, 118 and 146 of Amendment No. 2 to address the Staff’s comment.

U.S. Securities and Exchange Commission

August 24, 2021

Questions and Answers about the Business Combination and the Special Meeting

Q: What interests do the Sponsor and the current officers and directors of Alkuri have in the Business Combination?, page xii

2. We note your disclosure in response to prior comment 5 that the initial stockholders and holders of private placement warrants will be able to recognize a greater return on their investment than Alkuri’s public stockholders. Please clarify that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if Alkuri’s public stockholders experience a negative rate of return in the post-business combination company, and how this leads to a misalignment of interests. Please also quantify the misalignment of interests by disclosing the Sponsor’s investment per share compared to Alkuri’s public stockholders’ investment per share and the possible returns on these investments.

Response to Comment 2:

The Company has revised the disclosure on pages xiv, 9, 10, 41 and 42 of Amendment No. 2 to address the Staff’s comment.

3. We note your revisions in response to prior comment 6 and reissue in part. Please quantify the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. In addition, please provide similar disclosure for Alkuri’s officers and directors, if material, or otherwise advise.

Response to Comment 3:

The Company has revised the disclosure on pages xv, 10, 42 and 43 of Amendment No. 2 to address the Staff’s comment.

Risk Factors

Alkuri’s Stockholders will experience dilution as a consequence of the Business Combination., page 40

4. We note your response to prior comment 14 and revised disclosure on page 40. Please disclose the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In addition, we note your disclosure on page 19 that you expect to issue 7,030,000 shares of Babylon Holdings as consideration in the Higi transaction. Please also update your disclosure to quantify the potential dilution relating to the potential Higi transaction.

Response to Comment 4:

The Company has revised the disclosure on pages 40 and 41 of Amendment No. 2 to address the Staff’s comment.

U.S. Securities and Exchange Commission

August 24, 2021

Because Babylon will become a public reporting company by means other than a traditional…, page 94

5. We note your disclosure in response to prior comment 13. Please expand your disclosure to specify that investors will not benefit from potential underwriter liability for material misstatements or omissions in the registration statement and additional roles of the underwriter in a traditional underwritten initial public offering, such as the book-building process that helps inform efficient price discovery and underwriter support to help stabilize the public price of the new issue immediately after listing.

Response to Comment 5:

The Company has revised the disclosure on page 98 of Amendment No. 2 to address the Staff’s comment.

Background of the Business Combination, page 115

6. We note your response to prior comment 21 and reissue in part. Please clarify the meaning of your statement regarding what the Sponsor “would otherwise receive as consideration for the Business Combination.”

Response to Comment 6:

The Company has revised the disclosure on pages xiv, 10 and 42 of Amendment No. 2 to address the Staff’s comment.

7. We note your response to prior comment 20. Please revise your disclosure to identify who proposed the initial super-voting structure and how this transaction term evolved throughout your negotiations.

Response to Comment 7:

The Company has revised the disclosure on pages 121 and 122 of Amendment No. 2 to address the Staff’s comment.

Unaudited Projected Financial Information, page 127

8. Please revise to address the following regarding your responses to prior comments 22, 36, 38, and 39:

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You disclose here that your definition of gross profit as presented in your table on page 128 is revenue less cost of care delivery. To the extent your gross profit measure here does not reflect all direct costs of revenues, tell us why you believe that definition is useful or appropriate given your responses to comments 36 and 39 explain that cost of care delivery does not include all direct costs of your revenues. Revise to delete your gross profit projection line here or revise it to reflect all direct costs of the revenues presented.

U.S. Securities and Exchange Commission

August 24, 2021

Response to Comment 8, Part 1:

The Company has revised the disclosure on pages 38, 131 and 132 of Amendment No. 2 in response to the Staff’s comment.

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To the extent your gross profit measure here does reflect all costs of revenues, tell us why you believe the measure is useful here for evaluating projections but not for evaluating your historical operating results.

Response to Comment 8, Part 2:

The Company has revised the disclosure on pages 38, 131 and 132 of Amendment No. 2 in response to the Staff’s comment.

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Tell us how you determined that research and development activities are appropriately similar in nature to report on the same line item as your the direct technology expenses related to service revenue. Explain how you considered that blending these types of expenses makes it difficult for readers to evaluate both your current results of operations as well as the amounts invested for future benefit. Clearly explain how you determined that your presentation is appropriate or revise accordingly to separately quantify these amounts in separate line items.

Response to Comment 8, Part 3:

The Company considered guidance in IAS 1, Presentation of Financial Statements (“IAS 1”), in its presentation of R&D and technology expenses. IAS 1.99 requires the presentation of an analysis of expenses recognized in the profit and loss using a classification based on either their nature or function within the entity, whichever provides information that is reliable and more relevant. IFRS does not provide guidance on how specific expenses should be allocated to their functions. The Company considers the various factors in determining the functions presented and applies these factors consistently in allocating transactions to the appropriate financial statement line item. Specifically, the Company considers the department incurring the cost and the nature of activities performed by that department, as well as how resources are allocated and used within the Company. The presentation of the functional expense categories in the financial statements is consistent with what is used for internal management reporting purposes.

In addition, the Company considered the shared nature of employee benefits and IT-related expenses classified in R&D and technology expense. Historically, the majority of our R&D and technology expenses relate to salaries and wages of employees within our technology department that are engaged in multiple activities across our research, development, and technology operations, who individually, and as a group, contribute to the Company’s license fees, clinical services and value-based care services revenues. Those development and technology expenses which are not Capitalized development costs in accordance with IAS 38, Intangible Assets are primarily related to the Company’s shared development and technology operations which are engaged in product development, maintenance, support services and other activities across our research, development, and technology operations. The Company also considered the direct correlation between the employee benefits and other related activities that result in R&D and technology expenses due to the employees’ cross-functional involvement in the Company’s research, development, and technology activities. Due to the integrated nature of these employee related expenses, as well as the shared resources which comprise R&D and technology expenses, the Company respectfully submits that it believes that presentation in a single- line item under IAS 1 to be appropriate.

U.S. Securities and Exchange Commission

August 24, 2021

Finally, with regards to the presentation of research and development activities in the same line-item as direct technology expenses, the Company advises that it considered relevant disclosures throughout the Consolidated Financial Statements available to the reader. The Company respectfully advises that disclosures surrounding Capitalization of development costs in Note 3 Significant accounting judgements, estimates and assumptions disclose those development and technology expenses that have achieved technological feasibility and will generate probable future economic benefits under IAS 38 and are therefore capitalized on the balance sheet and amortized. The Company notes that the development costs incurred are to enhance and extend the useful life of the Company’s technology platform, which is expected to be essential to maintaining a competitive product in the future. In addition, Note 9 Research & Development and technology expenses discloses the amount of amortization related to Capitalized development costs classified in R&D and technology expenses, as well as employee benefits expense and other individual components of the financial statement line item. As noted on page 220, we expect our R&D and technology expenses to continue to increase commensurate with the ongoing maintenance and continued development of our Babylon technology platform. The Company believes that these disclosures enable the reader to understand our current and historical results of operations through the tabular presentation of R&D and technology expenses presented in Note 9 and the amounts invested for future benefit in the form of Capitalized development costs presented in Note 3 and Note 9.

The Company has extended its disclosures on page F-14 of Amendment No. 2 in response to the Staff’s comment to disclose the amount of Capitalized development costs, as we believe this represents the most relevant information for readers to evaluate amounts invested for future benefit related to our development and technology activities.

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To the extent you are able to support your current line item presentation, revise the footnotes to the financial statements of Babylon Holdings Limited to quantify the research and development components of your R&D and Technology expenses line item separately from your direct cost of revenues in that line item. Revise the results of operations section of your MD&A to separately quantify those amounts and discuss any significant trends within those line items.

Response to Comment 8, Part 4:

As described above, the Company capitalizes direct development costs once technological feasibility has been established and the capitalized expenses are expected to result in a future economic benefit. Further, due to the integrated nature of these employee related expenses, as well as the shared resources which comprise R&D and technology expenses, the Company respectfully submits that it believes that presentation in a single- line item under IAS 1 to be appropriate. Accordingly, we have revised the disclosures on pages 223 and 228 of Submission No. 2 in response to the Staff’s comment to indicate the amount of Capitalized development costs, as we believe this represents the most relevant information for readers to evaluate amounts invested for future benefit related to our development and technology activities.

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For purposes of your response to prior comment 38, tell us how you determine whether any of your capitation arrangements are loss contracts if you do not capture and monitor all direct costs of your revenues. Revise to describe the extent to which you evaluate all direct costs of the capitation contracts for this purpose. Specifically explain the extent to which any of the direct cost related to your capitation contracts are included outside of the cost of care delivery line item.

U.S. Securities and Exchange Commission

August 24, 2021

Response to Comment 8, Part 5:

In October 2020, the Company acquired capitation arrangements through its acquisition of First Choice Medical Group (“FCMG”) and entered into a capitation arrangement through a contractual arrangement with Home Street Health, a healthcare provider in Missouri. The Company performed an evaluation of the capitation arrangements considering the prospective financial and operating performance over the contract period based on the guidance in the Premium Deficiency Reserves Discussion Paper (“PDR Paper”). The evaluation considered the impact of any expenses allocated for the use of the Company’s technology platform, which were not considered to be material based on the projected use of the Babylon technology platform over the initial minimum contractual term of these capitation arrangements.

As an extension to our response to prior comment number 38 submitted with Amendment No. 1, the Company applied guidance in the PDR Paper as part of its evaluation of potential loss contracts acquired through FCMG and its partnership with Home Street Health. For the capitation arrangements subject to the application of this guidance, we assessed whether expected claims payments and/ or incurred costs, claim adjustment expenses and administration costs exceeded the capitation payments to be collected over the remainder of the contract period. Historical claims payments, incurred costs and other financial information related to the contract was included in the evaluation potential loss contracts. Management performs a review of the financial and operating information with finance, accounting, and operational personnel, including review of forecasted claims information with our external actuaries, to assess whether the analysis performed under the PDR Paper includes any costs related to capitation contracts. In addition, administration costs are incorporated into the evaluation of potential loss contracts, with consideration given to expenses incurred through external claims processing and the administrative costs that are outsourced to the contracting entity, generally the health plan under the capitation arrangement. The process outlined above is intended to ensure any costs related to capitation contracts as part of the Company’s evaluation of potential loss contracts is applied in accordance with the PDR Paper.

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We note your Key Business and Financial Metrics section on page 219 presents your various revenue streams but the only expense line item presented is cost of care delivery. Tell us how you determined this presentation is balanced and does not imply that your cost of care delivery represents your entire amount of direct costs. Revise your presentation accordingly.

Response to Comment 8, Part 6:

We acknowledged the staff’s comment and reference our answers to question 8 herein. The Company has revised the disclosures on page 222 of Submission No. 2 to address the staff’s comment.

Material U.S. Federal income Tax Considerations, page 158

9. We note your response to prior comment 26 that you do not plan on filing a tax opinion supporting a conclusion that the Business Combination should be tax-free to U.S. holders; however, you still represent that the Company “intends” for the Business Combination to be considered a tax-free “reorganization” under the provisions of Section 368(a) of the Code. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a

U.S. Securities and Exchange Commission

August 24, 2021

“will” opinion and describe the degree of uncertainty in the opinion. Please refer to Section III.C.4 of Staff Legal Bulletin 19. In addition, please also provide additional disclosure in the “Questions and Answers About the Business Combination and the Special Meeting” section to clarify the risk of uncertain tax treatment to investors.

Response to Comment 9:

In response to the Staff’s comment, the Company respectfully advises the Staff that counsel is unable to provide an opinion as to the qualification of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code at a “should” level of comfort (or any other level of comfort). The Company respectfully submits that Section III.C.1 of Staff Legal Bulletin No. 19 specifically contemplates that counsel may be unable to opine on a material tax consequence of a transaction. The Company further respectfully submits that the disclosure under the heading “Certain Material U.S. Federal Income Tax Considerations—U.S. Holders— U.S. Federal Income Tax Considerations of the Business Combination to U.S. Holders”, as currently drafted, satisfies the requirements of Section III.C.1 of Staff Legal Bulletin No. 19 applicable to situations in which counsel is unable to provide an opinion, because such disclosure:

•	States clearly that counsel is unable to opine on whether the Business Combination qualifies as a “reorganization” within the meaning of Section 368;

•	Provides the reason for the counsel’s inability to opine on such qualification (citing both specific unknown facts and specific areas of legal unclarity); and

•	Discusses the treatment to investors both if the Business Combination were to qualify as a “reorganization” within the meaning of Section 368 and if it were not to.

The Company respectfully submits that its statement that it “intends” that the Business Combination qualify as “reorganization” within the meaning of Section 368(a) of the Code is consistent with the factual and legal uncertainty surrounding such qualification, which uncertainty is described in detail in the disclosure as currently drafted, and, as noted above, renders counsel unable to provide an opinion as to the qualification of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code.

The Company has revised the disclosure on pages 38, 39 and 166 to provide further detail about the factual and legal uncertainties surrounding the qualification of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code.

In response to the Staff’s comment, the Company has revised the disclosure on page viii to provide additional disclosure in the “Questions and Answers About the Business Combination and the Special Meeting” section to clarify the risk of uncertain tax treatment to investors.

Babylon’s Business

Proven & Highly-Scalable Care Delivery Model, page 192

10. We note your revised disclosure in response to prior comment 30. Please also revise footnote (1) to clarify how “Revenues per Lives Covered” is calculated, including what period of time this figure is based on for each company shown in the graphic. In addition, please balance your disclosure regarding scalability by referencing factors that would inhibit scalability, such as the considerations that appear in the risk factors throughout your disclosure on pages 48-54, including Babylon Holdings’ history of net losses.

U.S. Securities and Exchange Commission

August 24, 2021

Response to Comment 10:

The Company has revised the disclosure on page 195 of Amendment No. 2 to address the Staff’s comment.

United Kingdom, page 197

11. We note your revisions in response to prior comment 28. Please further expand your disclosure to describe the CQC’s ratings system so that investors can put the “good” overall rating and “outstanding” leadership rating in context.

Response to Comment 11:

The Company has revised the disclosure on page 201 of Amendment No. 2 to address the Staff’s comment.

Medical Device Regulation, page 208

12. We note your expanded disclosure on pages 190 and 208 in response to prior comment34. Please further expand your disclosure to clarify, if true, that your technology was not independently tested nor approved by a notified body. We also note your risk disclosure on page 78 that it would be costly to you if there are changes to the laws and regulatory requirements governing artificial intelligence and software as a medical device. Please expand your disclosure to specify how the laws and regulatory requirements may change and how they may impact your business operations.

Response to Comment 12:

The Company has revised the disclosure on pages 79, 80 and 81 and 211 of Amendment No. 2 to address the Staff’s comment.

General

13. Your use of footnotes on pages 190 and 191 is not appropriate. Please revise your narrative disclosure to include the relevant disclosure contained in the footnotes in the specific paragraphs to which the footnotes relate.

Response to Comment 13:

The Company has revised the disclosure on pages 193 and 194 of Amendment No. 2 to address the Staff’s comment.

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U.S. Securities and Exchange Commission

August 24, 2021

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at mlabriola@wsgr.com or 202-973-8823.

Respectfully Submitted,

/s/ Michael Labriola

Michael Labriola
Wilson Sonsini Goodrich & Rosati, P.C.

cc:     Ali Parsadoust, Babylon Holdings Limited

Charlie Steel, Babylon Holdings Limited

Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.

David Sharon, Wilson Sonsini Goodrich & Rosati, P.C.